Exhibit 10.9.2

December 27, 2008

Gary L. Lauer

eHealth, Inc.

440 East Middlefield Road

Mountain View, CA 94043

Re:	Second Amendment to Offer Letter

Dear Gary:

This letter serves to modify the terms of your employment with eHealthInsurance Services, Inc. (the “Company”) and amends your Offer Letter dated November 30, 1999 (the “Offer Letter”) and the Amendment to the Offer Letter dated November 2007 (the “First Amendment”). Except as expressly provided in this letter agreement, all terms of your Offer Letter and the First Amendment shall remain in full force and effect.

Section 4(e) of the Offer Letter is amended and replaced in its entirety to read as follows:

“(e) Parachute Payments. If any payment or benefit you would receive pursuant to a Change in Control from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result is no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: (A) cash payments shall be reduced first and in reverse chronological order such that the cash payment owed on the latest date following the occurrence of the event triggering such excise tax will be the first cash payment to be reduced; (B) accelerated vesting of stock awards shall be cancelled/reduced next and in the reverse order of the date of grant for such stock awards (i.e., the vesting of the most recently granted stock awards will be reduced first); and (C) employee benefits shall be reduced last and in reverse chronological order such that the benefit owed on the latest date following the occurrence of the event triggering such excise tax will be the first benefit to be reduced.

The Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder and perform the foregoing calculations. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or you. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and you.”

Section 7 of the Offer Letter is amended and replaced in its entirety to read as follows:

“7. Severance. If you are terminated by the Company without Cause, you shall be paid a severance payment equal to your then base salary for a 12-month period following such termination and such severance payment will be payable in equal monthly installments over the 12-month period following such termination; the Company will pay for your COBRA health insurance premiums, if any, for a 12-month period following such termination; and the Company will pay to you cash payment(s) equal to the Company’s contributions, if any, made on your behalf for any employee benefits (other than health benefits) that you were receiving before your termination for this 12-month period. For the sake of clarity, you and the Company agree that your housing and automobile allowances, transportation reimbursements and payments to cover related taxes are included in the term “employee benefits” for purposes of the preceding sentence. In addition, if you are terminated by the Company without Cause, you will become vested in an additional 25% of the then unvested Option Shares. To receive any of the severance payments and vesting acceleration described in this Section 7, (i) you must execute a general release (in a form attached by the Company as Exhibit B) of all known and unknown claims that you may then have against the Company or persons affiliated with the Company and agree not to prosecute any legal action or other proceeding based upon any of such claims, and (ii) such release must become effective within sixty (60) days following the termination of your employment. No severance pursuant to such section shall be paid or provided until the Release becomes effective.

Any severance payments to which you are entitled under this section 7 that would otherwise be payable to you during the first sixty (60) days following your termination of employment shall be paid by the Company to you in cash and in full arrears on the sixty-first (61st) day following your employment termination date or such later date as is required under Section 12 hereof. The remaining severance payments shall be paid out on schedule or such later date as is required under Section 12 hereof.”

Section 12 of the Offer Letter (added pursuant to the First Amendment) is amended and replaced in its entirety to read as follows:

“12. Section 409A.

(a) Notwithstanding any provision to the contrary herein, no Deferred Compensation Separation Payments (as defined below) that becomes payable under this letter by reason of your termination of employment with the Company (or any successor entity thereto) will be made unless such termination of employment constitutes a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and any final regulations and Internal Revenue Service guidance promulgated thereunder (“Section 409A”). Further, if you are a “specified employee” of the Company (or any successor entity thereto) within the meaning of Section 409A on the date of your termination of employment (other than a termination of employment due to death), then the severance payable to you, if any, under this letter, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together the “Deferred Compensation Separation Payments”) that are payable within the first six (6) months following your termination of employment, shall be delayed until the first payroll date that occurs on or after the date that is six (6) months and one (1) day after the date of your termination of employment, when they shall be paid in full arrears. All subsequent Deferred Compensation Separation Payments, if any, will be paid in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your employment termination but prior to the six (6) month anniversary of your employment termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation Separation Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(b) Any amounts paid under this letter that satisfy the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations shall not constitute Deferred Compensation Separation Payments for purposes of clause (a) above.

(c) Any amount paid under this letter that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations (an “Involuntary Separation Exempt Payment”) that do not exceed the Section 409A Limit shall not constitute Deferred Compensation Separation Payments for purposes of clause (a) above. “Section 409A Limit” means the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during the taxable year preceding the taxable year of your termination of employment as determined under, and with such adjustments as are set forth in, Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.

(d) For the sake of clarity, you and the Company agree that severance payments payable hereunder, to the extent they do not exceed the Section 409A Limit, should qualify as an Involuntary Separation Exempt Payment and thus should not be subject to a six-month delay under Section 409A and section 12(c) hereof.

(e) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and you agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.”

This Second Amendment is effective on the last date signed by both parties hereto below.

To the extent not expressly amended hereby, the Offer Letter and the First Amendment remain in full force and effect. This Second Amendment, taken together with the Offer Letter and the First Amendment (to the extent not expressly amended hereby) represents the entire agreement of the parties, supersedes any and all previous contracts, arrangements or understandings between the parties with respect to the Offer Letter and the First Amendment, and may be amended at any time only by mutual written agreement of the parties hereto.

IN WITNESS WHEREOF, this instrument is executed and effective as of the last date signed below.

EHEALTH, INC.

By:	/s/ Scott Flanders
Scott Flanders

December 27, 2008

I have read and accept this amended and restated offer letter:

By:	/s/ Gary Lauer
Gary Lauer

December 29, 2008